Exhibit 21.1

Company Name	Country
Intergraph Corporation	USA
Hexagon Intergraph AB	Sweden
Hexagon Technology Center GmbH	Switzerland
Hexagon US Federal, Inc.	USA
Intergraph UK Limited	UK
Intergraph España S.A.	Spain
Intergraph Korea Ltd.	Korea
Intergraph Canada ULC	Canada
Intergraph Holding Deutschland GmbH	Germany
HxGN Safety & Infrastructure GmbH	Germany
Intergraph PP&M Deutschland GmbH	Germany
Intergraph France SAS	France
International Public Safety Pty Ltd.	Australia
Intergraph PP&M Australia Pty Ltd.	Australia
Intergraph Corporation Pty Ltd.	Australia
Erdas Pty Ltd	Australia
iConstruct (Aus) Pty Ltd	Australia
Intergraph Japan K.K.	Japan
Hexagon Capability Center India Private Limited	India
Intergraph (Qingdao) Co. Ltd.	China
Hexagon PPM Middle East FZ-LLC	UAE
Intergraph Engineering Environment Services SpA	Italy
Qognify, Inc.	USA
Systemates, Inc.	USA
Sisgraph Ltda	Brazil
Luciad NV	Belgium
BricSys NV	Belgium
Octave Intelligence Finance Ltd	UK